Exhibit No. (12)

HALYARD HEALTH, INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Income before income taxes	$32.7	$91.2	$227.8	$229.8	$214.6	$159.9
Interest expense	8.3	6.0	0.1	0.8	0.2	0.8
Capitalized interest	0.2	0.6	0.4	0.1	0.4	0.1
Interest factor in rent expense(a)	1.2	6.0	5.6	4.5	4.2	4.9

Fixed Charges	9.7	12.6	6.1	5.4	4.8	5.8

Income before income taxes plus fixed charges	$42.4	$103.8	$233.9	$235.2	$219.4	$165.7

Ratio of Earnings to Fixed Charges	4.4	8.2	38.3	43.6	45.7	28.6

(a) Interest portion of rent expense is assumed to be 33%.